UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and eASPNet Partner to Deploy Mobile WiMAX™ Network for Chunghwa Telecom in North- Eastern County of Yilan, Taiwan. Dated June 8th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and eASPNet Partner to Deploy Mobile
WiMAX™ Network for Chunghwa Telecom in North-
Eastern County of Yilan, Taiwan

The first fully integrated broadband wireless network deployment driven by a local government under the Mobile-Taiwan (M-Taiwan) program

Tel Aviv, Israel, June 8, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, and eASPNet, today announced the building of a new Mobile WiMAX network by Chunghwa Telecom in the northeastern county of Yilan for the local government under the M-Taiwan program. The network built using Alvarion’s 4Motion® Mobile WiMAX solution will operate at 2.5 GHz frequency band and will provide a whole range of innovative wireless broadband services such as high speed mobile internet access, M-Learning, M-Commerce, M-Tour as well as video surveillance and IPTV services.

The broadband wireless network built using Alvarion’s end-to-end mobile WiMAX solution and supported by eASPNet services covers Lodong Town, Yilan City, and popular scenic areas in Yilan County. It provides ubiquitous mobile internet service to Yilan residents, visitors and businesses. The network also enables video surveillance and IPTV services around the clock in the areas mentioned above. The mobility services include the M-Learning for electronic student cards, the teaching platform service on the Media-on-Demand (MOD) system that digitizes the lecture in the classroom, M-Commerce for mobile business interaction, and M-Tour for travelers.

“As a leading integrated services operator in Taiwan, Chunghwa Telecom is continuously looking to introduce new cutting edge services in the market. WiMAX technology will enable them to deliver this unique broadband network to the local government,” said Tony Wu, CEO at eASPNet. “Alvarion was chosen for this important project because of its technology leadership, its global deployment experience, and its ability to support Chunghwa Telecom’s future requirements.”

“We are proud to partner with eASPNet to build the integrated broadband wireless network for Chunghwa Telecom. This award further emphasizes Alvarion’s leadership in mobile WiMAX as we help enable a multitude of innovative wireless services in this region,” said Tzvika Friedman, president and CEO of Alvarion “Our state of the art technology will keep Chunghwa Telecom at the forefront in the region by allowing it to bring the most innovative services to their customers.”

Alvarion’s 4Motion end-to-end turnkey solution includes fourth generation OFDM radio access network that provides state of the art 4G functionality in one of the industry’s most deployed WiMAX platform with over 250 commercial deployments in service around the globe. Alvarion’s solution provides the operators a reduced total cost of ownership by enhancing capacity and extending coverage through built-in advanced features based on IP and OFDM technology expertise that spans over 12 years.

About eASPNet
eASPNet Taiwan Inc was established in August, 2000. Equity partners include: Nortel Networks (Asia) Ltd., Uni-President Enterprises Corp, the Foxconn Group, Walsin Lihwa Holdings Ltd., Compal Electronics Inc., Based on the concept “outsourcing,” we provide a wide range of superior services that enterprises can take advantage for in telecommunication applications. These include Collocation Service, Value Added Service, Operation Service and eOutsourcing Service.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion ” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.